August 24, 2006

Mail Stop 4561

Joshua Wexler
Chief Executive Officer
SWMX, Inc.
1 Bridge Street
Irvington, NY 10533

>   **RE: SWMX, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed August 10, 2006**
>   **File No. 333-136471**

Dear Mr. Wexler:

        This is to advise you that we have limited our review of the above registration statement to the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements and Notes

Soft Wave Media, LLC

Statement Of Members' Deficit

1.   Please tell us how you considered Item 310 of Regulation S-B in excluding a statement of members' deficit.

Note 1 – Summary of Business and Basis For Presentation

Nature Of Business, page F-6

2.   We note the transaction between you and SoftWave Media Exchange, Inc. on July 26, 2006, is a reverse merger.   For accounting purposes, the acquisition would be treated as a recapitalization of SoftWave with SoftWave as the accounting acquirer.   We would expect that if SoftWave is the accounting acquirer and continuing entity, then the audited historical financial statements prior to July 2006 would be those of SoftWave and titled SWMX, Inc. with the equity section of the balance sheet and earnings per share of SoftWave retroactively restated to reflect the exchange ratio established in the agreement.   In addition, footnote disclosure concerning the change in capital structure should be included.   Please clarify or revise accordingly.

3.   Reference is made to your January 19, 2006 transaction.   We note from your disclosure that the assets and liabilities of SoftWave Media Exchange, Inc. are reflected at the carryover basis of Soft Wave Media, LLC.   We also note that on the same date a 20% interest was sold to new investors.   Tell us and consider expanding your disclosures to explain your basis in GAAP for your accounting treatment. In addition, advise us how your financial statements clearly show the operations of Softwave Media LLC as your predecessor's predecessor for the periods prior to January 19, 2006.

Undertakings, Page II-4

4.   Please revise to include the undertaking required by Item 512(g)(2) of Regulation S-B.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions regarding the accounting comments to Wilson Lee at (202) 551-3468, or Cicely LaMothe, at (202) 551-3413. Direct any other questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Robert H. Friedman, Esq. *(via facsimile)*